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                                                                 EXHIBIT (a)(2)
                              [ODWALLA LETTERHEAD]

                                NOVEMBER 6, 2001

Dear Shareholder:

    We are pleased to inform you that on October 29, 2001, Odwalla, Inc. ("Odwalla"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with The Coca-Cola Company ("TCCC"), a Delaware corporation, and TCCC Acquisition Corp. (formerly known as Perry Phillip Corp.), a California corporation and a wholly-owned subsidiary of TCCC (the "Offeror"). The Merger Agreement provides for the acquisition of Odwalla by TCCC at a price of $15.25 per share of Odwalla's common stock ("Common Stock").

    Under the terms of the Merger Agreement, the Offeror is commencing today a tender offer to purchase all outstanding shares of Common Stock at a price of $15.25 per share, net to tendering shareholders in cash, without interest. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, California time, on December 6, 2001. Following the successful completion of the tender offer, the Offeror will be merged with and into Odwalla and all shares of Common Stock not purchased in the tender offer (other than shares of Common Stock held by TCCC, the Offeror, their respective subsidiaries and, if applicable, dissenting shareholders) will be converted into the right to receive in cash the same price per share as paid in the tender offer.

    The Odwalla board of directors (the "Board") has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are advisable and fair to, and in the best interests of, the holders of Common Stock. Accordingly, the Board recommends that you accept the tender offer and tender your Common Stock to the Offeror pursuant to the tender offer.

    In arriving at their recommendations, the Board gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including, among other things, the opinion of Dresdner Kleinwort Wasserstein, Inc. to the effect that, as of the date of such opinion, the consideration to be received pursuant to the tender offer and the merger was fair to holders of Common Stock (other than TCCC, the Offeror and their respective subsidiaries) from a financial point of view, as of the date of such opinion.

    Also accompanying this letter is a copy of the Offeror's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Offeror's tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ D. Stephen C. Williamson
                                          D. STEPHEN C. WILLIAMSON,
                                          Chairman and Chief Executive Officer

                               [ODWALLA ART WORK]